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18006703

SEC
Mail Processing
Section

MAR 06 2018

Washington DC
415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Securities Services, Inc. (Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(NO. AND STREET)

New York (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-816-4460
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

CITICORP SECURITIES SERVICES, INC.

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citicorp Securities Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
March 1, 2018

CITICORP SECURITIES SERVICES, INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

As of December 31, 2017

(In thousands, except share information)

Assets		
Cash and cash equivalents	$	194,365
Cash deposited with clearing organizations		2,509
Securities received as collateral, at fair value (pledged to various counterparties)		14,918,149
Securities borrowed		3,070,226
Other assets		1,433
Total assets	$	18,186,682
Liabilities and Stockholder's Equity		
Obligations to return securities received as collateral, at fair value	$	14,918,149
Securities loaned		3,070,226
Payables and accrued liabilities		18,194
Total liabilities		18,006,569
Subordinated indebtedness		75,000
Stockholder's equity:		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		38,425
Retained earnings		66,687
Total stockholder's equity		105,113
Total liabilities and stockholder's equity	$	18,186,682

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citicorp Securities Services, Inc. (the Company) is a wholly owned subsidiary of Citigroup Financial Products Inc. (the Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates a securities business dealing in collateralized financing transactions.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

The Company operates under the provisions of subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of subparagraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Citigroup Global Markets Inc. (CGMI), an affiliated company, acts as the clearing broker-dealer for the Company.

(b) Use of Estimates

Management must make estimates and assumptions that affect the Financial Statements and the related Notes to the Financial Statements. Such estimates are used in connection with certain fair value measurements. See Note 7 to the Financial Statements for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the provisions for probable and estimable losses related to litigation and regulatory proceedings, and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

(c) Cash and cash equivalents

The Company's cash and cash equivalents consist solely of cash held in third party banks.

(d) Securities borrowed and securities loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes and are treated as collateralized financing transactions when the transaction involves the exchange of cash.

(In thousands)

Securities borrowed and securities loaned are recorded at the amount of cash advanced or received and are collateralized principally by equity securities. Fees paid or received for all securities lending and borrowing transactions are recorded in "Interest expense" or "Interest and dividend income" at the contractually specified rate. The Company monitors the fair value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. In the event of counterparty default, the Company has the right to liquidate the collateral held.

(e) Securities received as collateral and Obligations to return securities received as collateral, at fair value

In transactions where the Company acts as lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition representing the securities received and a liability for the same amount representing the obligation to return those securities.

(f) Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit. The Company treats interest and penalties on income taxes as a component of *Income tax benefit*.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, *Income Taxes*, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

On December 22, 2017, the SEC issued Staff Accounting Bulletin (SAB) 118, which sets forth the accounting for the changes in tax law caused by the enactment of the Tax Cuts and Jobs Act (Tax Reform). The Bulletin provides guidance as to how ASC 740 should be applied for the quarterly reporting period that includes the December 22, 2017 enactment date of Tax Reform. SAB 118 covers three different fact patterns that can be applied to each aspect of Tax Reform. The first is where the accounting is complete as of December 31, 2017; in this case, a company must report the effects of

Tax Reform in its financial statements that include the enactment date. The second situation is where a company cannot complete its accounting as of December 31, 2017, but can provide a reasonable estimate based upon the information available to it and its ability to prepare and analyze this information (including related computations). In the situation described, the company must include the reasonable estimate it so determined in its financial statements as a provisional amount that will then be trued up within the one-year measurement period after the date of enactment of Tax Reform. The third situation, in which no reasonable estimate can be made for an item, requires a company to apply ASC 740 using the pre-Tax Reform tax law until the first reporting period in which it can make a reasonable estimate for the item.

To the extent that a company records a provisional amount in its financial statements, it must update its reporting during the one-year measurement period whenever the facts and circumstances existing at the enactment date are further analyzed. Any company providing provisional amounts must qualitatively disclose the income tax effects for which the accounting is incomplete, the reason it is incomplete and the additional information that is needed to complete the accounting. In addition, when the company revises or finalizes its provisional accounting for any item, it must disclose the nature and amount of any measurement period adjustments recognized in the reporting period, the impact of such adjustments on its effective tax rate and a confirmation when the accounting for such items is complete.

The Company recorded a benefit to continuing operations of approximately $18 in the fourth quarter of 2017 for a re-measurement due to the reduction to the U.S. corporate tax rate and a change to a quasi-territorial tax system.

The following is considered to be provisional for which certain aspects of the Company's accounting is incomplete. The Company continues to analyze the aspects of its state income tax charge for Tax Reform due to the uncertainty of how states will interpret the new federal provisions and has included a charge of approximately $28 in its Tax Reform impact. The remaining amount, a benefit of approximately $46, primarily relates to the reduction in the U.S. corporate tax rate and for which the accounting is complete.

In all other material respects, the Company has completed its accounting for Tax Reform, and there are no amounts for which a reasonable estimate was not possible.

Additionally, the Company has not yet made a policy election with respect to its treatment of GILTI. Companies can either account for taxes on GILTI as incurred, or recognize deferred taxes when basis differences exist that are expected to impact the amount of the GILTI inclusion upon reversal. The Company is still in the process of analyzing the provisions of Tax Reform associated with GILTI and the expected future impact.

See Note 5 to the Financial Statements for a further description of the Company's tax provision and related income tax assets and liabilities.

(In thousands)

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2017, the Company's net capital of $176,966 exceeded the minimum requirement by $176,716.

(3) Collateral and Pledged Assets

At December 31, 2017, the approximate fair value of collateral received by the Company that may be resold or repledged, was $32.9 billion. This collateral was received in connection with securities borrowings of $18.0 billion and securities loans of $14.9 billion. At December 31, 2017, a substantial portion of the collateral received by the Company had been repledged in connection with securities borrowings and loans.

(4) Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. Amounts charged for operational support represent an allocation of costs.

(a) Subordinated Indebtedness

The Company has a $200 million subordinated revolving credit agreement with Citicorp LLC (Citicorp). Citicorp is a direct wholly owned subsidiary of Citigroup. Effective March 22, 2017, Citigroup assigned the subordinated revolving credit agreements to Citicorp, whereby Citicorp is bound by all of the terms and conditions of the agreements in the stead of Citigroup. At December 31, 2017, there is $75,000 drawn and included in subordinated indebtedness under this facility. This subordinated credit agreement bears interest at a rate agreed upon by both parties (currently 3.055%) and has a maturity date of June 30, 2028 at December 31, 2017. The maturity date is automatically extended an additional year, unless the Company notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended.

All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2017. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

(b) Collateralized Financing Agreements

At December 31, 2017, all "Deposits paid for securities borrowed" represent collateralized financing transactions with CGMI.

(c) Interest

The Company's payables and accrued liabilities include $6,080 owed to affiliate for interest.

(In thousands)

(d) Other Operating and Administrative Expenses

Payables and accrued liabilities include $121 for shared services and charges from affiliates.

(5) Income Taxes

The operations of the Company are subject to income tax laws of the U.S. and its states and municipalities where it operates. The Company's U.S. federal and state and local income taxes are provided based on an income tax sharing agreement with Citigroup, Inc. State and local unitary deferred taxes are provided for based upon the income tax sharing agreement with Citigroup and affiliates. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary state returns of Citigroup and combined subsidiaries.

During the year, the Company paid income tax to the Parent totaling $1,885. At December 31, 2017, the Company had income taxes payable to the Parent of $11,857.

Deferred income taxes at December 31, 2017 related to the following:

Deferred tax assets:	
Deferred state taxes	$ 690
Total deferred tax assets	690
Deferred tax liabilities:	
Other deferred tax liabilities	-
Total deferred tax liabilities	-
Net deferred tax asset	$ 690

The Company has no valuation allowance on deferred tax assets at December 31, 2017. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carryforward from expiring.

The Company has no uncertain tax positions, and accordingly maintains no tax reserves.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

(In thousands)

Jurisdiction	Tax year
United States	2014
New York State	2012
New York City	2012

(6) Securities Borrowed and Securities Loaned

Securities borrowing and lending agreements represent collateralized financing transactions and are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment or other default by the other party under the relevant master agreement.

The securities borrowing and lending agreements are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The enforceability of offsetting rights incorporated in the master netting agreements for securities borrowing and lending agreements is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding the enforceability of these agreements, and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

The following table presents the gross and net securities borrowing and lending agreements and the related offsetting amount permitted under ASC 210-20-45.

	As of December 31, 2017				
	Gross amounts of recognized assets / (liabilities)	Gross amounts offset on the Statement of Financial Condition (1)	Net amounts of assets included on the Statement of Financial Condition	Amounts not offset on the Statement of Financial Condition but eligible for offsetting upon counterparty default	Net amounts (2)
Securities borrowed	$3,070,226	$ —	$3,070,226	$ —	$3,070,226
Securities loaned	(3,070,226)	—	(3,070,226)	—	(3,070,226)

(1) Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.

(2) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

(In thousands)

The following table presents the gross amount of liabilities associated with securities lending agreements, by remaining contractual maturity as of December 31, 2017:

	Open and Overnight	Total
Deposits received for securities loaned	$3,070,226	$3,070,226

The following table presents the gross amount of liabilities associated with securities lending agreements, by class of underlying collateral as of December 31, 2017:

	Securities Lending Agreements	Total
US listed equity securities	$3,070,226	$3,070,226

(7) Fair Value Measurements

ASC 820-10 *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets. The Company used quoted market prices to determine the fair value of all of its securities received as collateral at December 31, 2017.

(In thousands)

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2017.

	Level 1	Level 2	Level 3	Total
Assets:				
US listed equity securities	$ 14,860,374	—	—	$ 14,860,374
Debt securities	—	57,775	—	57,775
Securities received as collateral, at fair value	$ 14,860,374	$ 57,775	$ —	$ 14,918,149
Liabilities:				
US listed equity securities	$ 14,860,374	—	—	$ 14,860,374
Debt securities	—	57,775	—	57,775
Obligations to return securities received as collateral, at fair value	$ 14,860,374	$ 57,775	$ —	$ 14,918,149

The Company did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the twelve months ended December 31, 2017.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The table below presents the carrying value and fair value of the Company's financial instruments that are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. Also, as required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, and other expenses that would be incurred in a market transaction. In addition, the table excludes the values of non-financial assets and liabilities.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

As of December 31, 2017

(In thousands)

	December 31, 2017		Estimated fair value		
	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Assets:					
Deposits paid for securities borrowed	$3,070,226	$3,070,226	$ —	$3,070,226	$ —
Other financial assets [1]	197,552	197,552	—	196,874	678
Liabilities:					
Deposits received for securities loaned	$3,070,226	$3,070,226	$ —	$3,070,226	$ —
Subordinated indebtedness	75,000	75,000	—	—	75,000
Other financial liabilities [2]	6,099	6,099	—	—	6,099

[1] Includes cash and cash equivalents, cash deposited with clearing organizations, and other financial instruments included in *Other assets* on the statement of financial condition, for all of which the carrying value is a reasonable estimate of fair value.

[2] Includes other financial instruments included in *Payables and accrued liabilities* on the statement of financial condition, for all of which the carrying value is a reasonable estimate of fair value.

(8) Concentrations of Credit Risk

At December 31, 2017, collateral held for securities borrowed is with CGMI. For securities loaned, the Company has counterparty concentrations with financial institutions domiciled in the United States. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2017 that would require recognition or disclosure in these financial statements through March 1, 2018, which is the date these financial statements were issued. No such transactions required recognition in the financial statements for the year ended December 31, 2017.